UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On December 1, 2006, Vermilion announced that it has entered into an agreement with respect to the drilling of the first well on the Aquitaine Maritime prospect, offshore France in 2007.

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: December 13, 2006.

Exhibit A

Press Release December 1, 2006
Vermilion Energy Trust Pleased to Announce Update on Aquitaine Maritime Activities

Vermilion Energy Trust ("Vermilion" or the "Trust") (TSX-VET.UN) announced that it has entered into an agreement with respect to the drilling of the first well on the Aquitaine Maritime prospect, offshore France in 2007. The agreement is subject to receipt of all regulatory approvals and permits from the French authorities.

Vermilion’s French subsidiary and its partners have secured a rig, and the anticipated total drilling costs range between US$25 and US$30 million. A third party will be farming into the current parties’ interests and as a result, Vermilion’s French subsidiary’s direct interest in the project after earning will be approximately 47.5%. Verenex Energy Inc., in which Vermilion holds a 49% equity interest, will be carried on all drilling costs and will retain a 22.5% beneficial interest in the prospect. Accordingly, Vermilion’s total exposure to this prospect, including its direct interest and its equity interest in Verenex’s share, will be approximately 58.5%.

Interpreted results from 2D and 3D seismic on the offshore Aquitaine Maritime exploration permit yielded six structural prospects and leads with significant potential. These structures range in size from 8 to 30 square kilometres with vertical closure ranging from 200 to 500 metres. The initial targeted structure, the Orca prospect, measures approximately 20 kilometres long, 2 kilometres wide and 500 meters thick. If approved, Vermilion anticipates drilling to occur in the third quarter of 2007.

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com